UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2020

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

On May 15, 2020, Galmed Pharmaceuticals Ltd. (the “Company”) amended and restated the Sales Agreement dated December 22, 2017 between the Company and Stifel, Nicolaus & Company, Incorporated to include Cantor Fitzgerald & Co. as an additional sales agent for the Company’s “at the market offering” program (the “A&R Sales Agreement”).

The A&R Sales Agreement is filed as Exhibit 1.1 to this report and the foregoing description of the A&R Sales Agreement is qualified in its entirety by reference to such exhibit.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any offer, solicitation, or sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The information contained in this Form 6-K (including the exhibits hereto) is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-223923).

Exhibits

The following information is furnished to the SEC as part of this Report on Form 6-K:

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Sales Agreement, dated May 15, 2020, among Galmed Pharmaceuticals Ltd., Stifel, Nicolaus & Company, Incorporated and Cantor Fitzgerald & Co.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: May 15, 2020	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer